Exhibit 99.1

Mindray Announces Preliminary 2012 Operating Results and 2013 Net Revenue Guidance

SHENZHEN, China, January 7, 2013 — Mindray Medical International Limited (“Mindray,” NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2012. The company also provided net revenue guidance for 2013.

For the year ended December 31, 2012, Mindray expects net revenue to be approximately US$1,056 million, representing a year-over-year growth of approximately 20%.

Based on the estimated full-year revenue, the company anticipates 2012 non-GAAP net income to be approximately US$207 million, growing approximately 16% year-over-year. The non-GAAP net income figure excludes the tax benefits related to the key software enterprise status ($7.6 million recognized in the first quarter of 2011) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

This year, Mindray anticipates its net revenue to grow at least 17% year-over-year. Full-year guidance for 2013 will be provided in the fourth quarter and full-year 2012 earnings announcement.

“In 2012, we continued to deliver solid financial results. Strong sales in China and certain key emerging markets drove our top-line performance and we further optimized our operations to improve cash flow generation. We also launched 10 new products and completed four more acquisitions. We want to thank our employees for their hard work that helped us execute our growth strategies successfully this past year,” commented Mr. Li Xiting, Mindray’s President and Chief Executive Officer.

“This year, we expect our revenue to grow at least 17% year-over-year, with China and other emerging markets as the primary growth contributors. Overall, we plan to increase our market penetration by launching another seven to 10 new products as well as strengthening our sales, marketing and service capabilities in key markets. We aim to continue expanding our product portfolio through internal R&D and external M&A and collaboration opportunities. In addition to executing our growth plans, we will also continue to focus on profitability,” he said.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes dispute related legal fees, dispute charges, share-based compensation and amortization of acquired intangible assets, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measures.

The company has provided anticipation for the 2012 full-year net income on a non-GAAP basis. Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges, share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the year ended 2011 and 2012 respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues and non-GAAP net income for 2012, the tax benefits related to the key software enterprise status, Mindray’s assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, Mindray’s anticipation that its net revenue will grow at least 17% year-over-year for the year 2013 with China and other emerging markets as the primary growth contributors, Mindray’s plan to increase its market penetration by launching another seven to 10 new products as well as strengthening its sales, marketing and service capabilities in key markets, its aim to continue expanding its product portfolio through internal R&D and external M&A and collaboration opportunities, and its anticipation to continue to focus on profitability in addition to executing its growth plans, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The anticipated results for 2012 remain subject to the finalization of Mindray’s year-end closing, reporting and audit processes, particularly as related to, among others, accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F filed on April 30, 2012.

Our results of operations for the fourth quarter of 2012 and for fiscal year 2012 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com